MORGAN LEWIS

LEON E. SALKIN
Associate
+1.215.963.5620
leon.salkin@morganlewis.com

March 6, 2017

FILED AS EDGAR CORRESPONDENCE

Trace Rakestraw, Esq.
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:  The Advisors' Inner Circle Fund III 485(a) Filing (File Nos. 333-192858
     and 811-22920)
     ---------------------------------------------------------------------------

Dear Mr. Rakestraw:

On behalf of our client, The Advisors' Inner Circle Fund III (the "Trust"), this letter responds to the comment you provided today on behalf of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC"), regarding the Trust's post-effective amendment no. 82, under the Securities Act of 1933, as amended (the "1933 Act"), and amendment no. 86, under the Investment Company Act of 1940, as amended (the "1940 Act"), to its registration statement filed with the SEC pursuant to Rule 485(a) under the 1933 Act (the "Amendment") with respect to the BNP Paribas AM Absolute Return Fixed Income Fund, BNP Paribas AM Global Inflation-Linked Bond Fund, BNP Paribas AM Emerging Markets Debt Fund, BNP Paribas AM Emerging Markets Equity Fund, BNP Paribas AM MBS Fund, and BNP Paribas AM U.S. Small Cap Equity Fund (each, a "Fund," and, together, the "Funds"). Below, we have briefly summarized your comment, followed by our response based on information provided by the Adviser. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

1. COMMENT. Please confirm supplementally that a Fund will not invest more than 15% of its net assets in below-investment-grade commercial mortgage-backed securities.

     RESPONSE. The Adviser confirms that a Fund will not invest more than 15% of its net assets in below-investment-grade commercial mortgage-backed securities.

                              * * * * * * * * * * * *

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5620.

Very truly yours,

/s/ Leon Salkin
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Leon Salkin



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